SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of January, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Corporate Broker Appointment


FOR IMMEDIATE RELEASE

Thursday 26th January 2006


               Prudential plc joint corporate broker appointment


Prudential plc announces today that it has appointed Goldman Sachs as joint corporate broker with immediate effect. Prudential retains UBS as joint corporate broker.

                                    - ENDS -


Enquiries to:
Media                                         Investors / analysts
Jon Bunn                   020 7548 3559      James Matthews       020 7548 3561
William Baldwin-Charles    020 7548 3719      Marina Novis         020 7548 3511
Joanne Doyle               020 7548 3708



*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP 214 billion in assets under management, (as at 30 June 2005). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 26 January 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/

                                           Jon Bunn
                                           Director of Public Relations